

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 14, 2017

John P. Yeros
Chief Executive Officer
EVO Transportation & Energy Services, Inc. (f/k/a Minn Shares Inc.)
8285 West Lake Pleasant Parkway
Peoria, AZ 85382

Re: EVO Transportation & Energy Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed April 18, 2017
Form 10-Q for the Quarterly Period Ended June 30, 2017
Filed August 14, 2017
File No. 0-54218

Dear Mr. Yeros:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments

Form 10-K for the Fiscal Year Ended December 31, 2016

Consolidated Statements of Cash Flows, page F-8

1. Please show us how to reconcile the proceeds from the issuance of debt of $1,000,000 to the principal balances of the debt noted on pages 25 and F-20. In addition, we note the maturity date of the Senior Bridge Notes disclosed in the first paragraph was extended in September 2016 after paying a 1% fee. Please tell us how the 1% fee is reflected in your financial statements.

Notes to Consolidated Financial Statements

General, page F-5

2. We note the merger of the Company with Shock Inc. on November 23, 2016 disclosed on page 2. Please tell us how the merger was accounted for and why disclosure in the notes was not necessary.

Note 2 – Acquisition, page F-16

3. We note you acquired the remaining 80% interest in El Toro on January 1, 2016 and that the acquisition was recorded at the predecessor's cost due to common ownership. Please address the following:

   - What individual or enterprise, immediate family holders or group of shareholders holds a majority interest in the voting securities of both Minn Shares and El Toro;

   - Assuming common control is held by immediate family members tell us whether there is any evidence that the family members will vote their shares in any way other than in concert;

   - Assuming common control is held by a group of shareholders tell us whether there is any contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exist;

   - Tell us why you provided unaudited pro forma information;

   - Tell us your basis in GAAP for recognizing a gain for the excess fair value over carrying cost and a loss on the deficit acquired from El Toro as disclosed on page 23; and

   - Tell us why you did not retroactively adjust the financial statement and financial information for prior years during which the entities were under common control to furnish comparative information.

   Please refer to ASC 805-50-30.

Note 9 – Income Taxes, page F-24

4. We refer you to your reconciliation of the federal income tax rate. Please tell us the nature of the deferred tax liabilities – acquisition and pre-acquisition loss and why these items impact your tax rate calculation.

Item 9A. Controls and Procedures, page 29

5. We note that management evaluated your internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Please tell us and revise your disclosure in future filings to disclose whether you applied the 1992 or 2013 COSO framework in your assessment. Reference is made to Item 308(a)(2) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Note 1 – Description of Business and Summary of Significant Accounting Policies, page 7

6. We note El Toro ceased operations as of June 30, 2017and that the Company evaluated El Toro's assets for impairment and decided no impairment was necessary because you intend to redeploy the assets or sell in them for an amount greater than the carrying value. Please clarify how you determined no impairment was necessary, whether or not you tested the long-lived assets for recoverability and the results. Reference is made to ASC 360-10-35.

Note 5 – Long-Term Debt, page 17

7. Please explain the nature of the debt discount recorded, including what circumstances gave rise to the discount and the accounting guidance relied on.

Note 7 – Derivative Instruments, page 18

8. Please disclose the location and amount of the gains and losses on derivative instruments and related hedged items reported in the consolidated statement of operations in accordance with ASC 815-10-50-4A.

Note 8 – Stockholders' Equity, page 20

9. We note the disclosures in note 5 regarding convertible debt. Please disclose the pertinent rights and privileges of the various securities outstanding that are not presently disclosed in the financial statements, including dividend and liquidation preferences, participation rights, call prices and dates, conversion or exercise process and significant terms of contracts to issue additional shares. Please refer to ASC 505-10-50-3.

10. Please tell us the number of shares of common stock reserve for issuance pursuant to the terms of convertible debt instruments and outstanding warrants.

11. Please tell us how you are accounting for the warrants included in the units issued during the six months ended June 30, 2017 and what the warrant expense in the consolidated statement of operations represents.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products